Lauren B. Prevost
404-504-7744
lbp@mmmlaw.com
www.mmmlaw.com
July 25, 2014

VIA EDGAR

Mr. Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT II, Inc.
Schedule 14D-9
Filed July 15, 2014
File No. 005-87391

Dear Mr. Kruczek:
On behalf of Griffin-American Healthcare REIT II, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 22, 2014 relating to the Company’s Schedule 14D-9, filed July 15, 2014 (the “Schedule 14D-9”).
Comment No. 1: We note that the Board “expresses no opinion and remains neutral” regarding the CMG Offer. With a view toward disclosure, please tell us how it reached that conclusion, given the disclosure regarding CMG’s offer being an “attempt by CMG to catch current stockholders of the Company off-guard” and is an “opportunistic attempt by CMG to purchase the Shares at a low share price and make a profit.” We also note the disclosure about how the CMG Offer is “an attempt to confuse the Company’s stockholders.”

Response: As noted in the Company’s letter to its stockholders dated July 15, 2014 (the “Stockholder Letter”), and as previously announced in a Current Report on Form 8-K filed by the Company on March 31, 2014, the Company’s board of directors has formed a special committee (the “Special Committee”) consisting of its independent directors to consider and evaluate the Company’s strategic alternatives. The Special Committee is currently evaluating potential strategic alternatives for the Company. Indeed, in the CMG Offer (as defined in the Stockholder Letter), the purchasers reference media reports regarding a potential sale of the Company. However, as noted in the Stockholder Letter, the Company is not currently in a position to announce a specific transaction, and cannot assure the Company’s stockholders that a transaction will be consummated in the future or will result in a price per share that is higher than the $10.00 per share price being offered by the purchasers in the CMG Offer.

As noted in both the CMG Offer and the Stockholder Letter, the CMG Offer is being made “with the intention of making a profit,” and the price in the CMG Offer was established by “applying a liquidity discount to the REIT’s potential liquidation value.” The Company thus respectfully believes that the purchasers in the CMG Offer are attempting to capitalize on a potential future transaction by the Company, and are attempting to purchase shares now by capitalizing on the confusion that the Company’s stockholders may be experiencing as a result of the

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Morris, Manning & Martin, LLP

Mr. Geoff Kruczek
Securities and Exchange Commission
July 25, 2014

aforementioned media reports and the inability of the Company to respond to such media reports while the Special Committee evaluates strategic alternatives. In the Stockholder Letter, the Company attempted to clarify these issues and the factors that stockholders should consider in determining whether to tender their shares. However, because the Company is currently evaluating its strategic alternatives and is not in a position to announce a specific transaction or assure stockholders that a transaction will be consummated or result in a price per share that is higher than the $10.00 CMG Offer price, the Company’s board of directors respectfully believes that it is most prudent to express no opinion and remain neutral regarding the CMG Offer, while still providing additional information to the Company’s stockholders so that each stockholder can make an informed decision based on their individual financial condition or need for liquidity.

Comment No. 2: It is our understanding that the Company mailed to its stockholders only the letter attached to this Schedule 14D-9. Given that the Schedule 14D-9 currently includes several items of required disclosure that the letter currently omits, such as, for example, that required by Items 3, 6 and 7, it appears that stockholders have not yet been provided with all disclosure required by Schedule 14D-9. Please revise.

Response: The Company respectfully notes that Rule 14d-9(d) under the Securities Exchange Act of 1934, as amended, provides that the information sent to stockholders need only provide “a fair and adequate summary” of the information required in the Schedule 14D-9. The Company respectfully believes that the Stockholder Letter provides a fair and adequate summary of the information required by Schedule 14D-9, and that the Schedule 14D-9 that was filed by the Company contained no material information that was not provided to the stockholders in the Stockholder Letter. Indeed, in the Items 3, 6 and 7 referenced in the Commission’s comment, all of the responses to such items were negative or not applicable (or, in one case in Item 3, the information was incorporated by reference to an annual report that was previously provided to the Company’s stockholders). General Instruction C to Schedule 14D-9 specifically provides that “the statement published, sent or given to security holders may omit negative and not applicable responses.” As a result, the Company respectfully believes that the General Instructions to Schedule 14D-9 specifically allow the Company to exclude the aforementioned negative and non-applicable disclosure from the information provided to stockholders, and in any event, the Company believes that the Stockholder Letter provided the Company’s stockholders with all of the material information required by Schedule 14D-9 that is necessary for the stockholders to make an informed decision regarding whether to tender their shares pursuant to the CMG Offer.

* * * * *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Morris, Manning & Martin, LLP

Mr. Geoff Kruczek
Securities and Exchange Commission
July 25, 2014

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Seth K. Weiner, Esq.

18191 Von Karman Avenue Suite 300 Irvine, CA 92612 (949)270-9200

July 25, 2014

VIA EDGAR

Mr. Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT II, Inc.
Schedule 14D-9
Filed July 15, 2014
File No. 005-87391

Dear Mr. Kruczek:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Griffin-American Healthcare REIT II, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9 filed with the Commission on July 15, 2014 (the “Schedule 14D-9”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Griffin-American Healthcare REIT II, Inc.

By:     /s/ Jeffrey T. Hanson
Name: Jeffrey T. Hanson
Title: Chief Executive Officer